Exhibit 12

STATEMENTS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended March 31,
	2011	2010	2009	2008	2007
	Millions of yen
Earnings:
pre-tax income from continuing operations before adjustment for income or loss from equity investees	1,175,797	1,120,071	1,105,163	1,322,291	1,132,702
Fixed charges	72,898	68,484	76,845	144,886	164,518
amortization of capitalized interest	5,683	3,811	3,268	3,648	3,004
distributed income of equity investees	1,670	8,794	(1,916)	31,026	10,043
interest capitalized	(3,559)	(5,036)	(5,006)	(4,398)	(1,477)
the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(192,246)	(189,598)	(194,485)	(197,384)	(194,825)
Total earnings	1,060,243	1,006,526	983,869	1,300,069	1,113,965

Fixed charges:
interest expensed and capitalized	58,826	60,186	63,893	68,173	71,010
amortized premiums, discounts and capitalized expenses related to indebtedness	395	464	586	671	798
an estimate of the interest within rental expense	13,677	7,834	12,366	76,042	92,710
Total fixed charges	72,898	68,484	76,845	144,886	164,518
Ratio of earnings to fixed charges	14.544	14.697	12.803	8.973	6.771